Filed Pursuant to Rule 433
Registration No. 333-265958
Free Writing Prospectus dated February 15, 2024
(to Prospectus dated July 1, 2022 and
Preliminary Prospectus Supplement dated February 15, 2024)
Pricing Term Sheet
B.A.T CAPITAL CORPORATION
$850,000,000 5.834% Notes due 2031
$850,000,000 6.000% Notes due 2034
February 15, 2024

Issuer:	B.A.T Capital Corporation (the “Issuer”)

Guarantors:
British American Tobacco p.l.c., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and, unless its guarantee is released in accordance with the indenture governing the
Notes (as defined below), Reynolds American Inc.

Security Title:	$850,000,000 5.834% Notes due 2031 (the “2031 Notes”) $850,000,000 6.000% Notes due 2034 (the “2034 Notes” and, together with the 2031 Notes, the “Notes”)

Ranking:	Senior and Unsubordinated

Form:	SEC-Registered Global Notes

Principal Amount:	$850,000,000 for the 2031 Notes $850,000,000 for the 2034 Notes

Maturity Date:	February 20, 2031 for the 2031 Notes February 20, 2034 for the 2034 Notes

Interest Rate:	5.834% per annum for the 2031 Notes 6.000% per annum for the 2034 Notes

Benchmark Treasury:	4.000% due January 31, 2031 for the 2031 Notes 4.000% due February 15, 2034 for the 2034 Notes

Benchmark Treasury Price and Yield:	98-15+ / 4.254% for the 2031 Notes 98-00+ / 4.246% for the 2034 Notes

Spread to Benchmark Treasury:	+158 bps for the 2031 Notes +183 bps for the 2034 Notes

Yield to Maturity:	5.834% for the 2031 Notes 6.076% for the 2034 Notes

Day Count Convention:	30/360 (or, in the case of an incomplete month, the number of days elapsed)

Business Day Convention:	Following, Unadjusted

Price to Public:	100.000% for the 2031 Notes 99.437% for the 2034 Notes

Net Proceeds to Issuer (before Expenses):	$847,025,000 for the 2031 Notes $841,814,500 for the 2034 Notes

Interest Payment Dates:	Semi-annually in arrear on February 20 and August 20 of each year, commencing on August 20, 2024

Interest Payment Record Dates:	The close of business on the fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Optional Redemption:
The Issuer may redeem a series of Notes, in whole or in part, at its option, at any time and from time to time before the applicable “Par Call Date” (as set out in the table below) at a redemption price equal to the greater of (x) 100% of the principal amount of the series of Notes to be redeemed and (y) the sum of the present values of the applicable Remaining Scheduled Payments (as defined in the Prospectus) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed) at the Treasury Rate (as defined in the Prospectus), plus the applicable Make-Whole Spread (as set out in the table below) together with accrued and unpaid interest on the principal amount of the series of Notes to be redeemed to, but excluding, the date of redemption.
The Issuer may redeem a series of Notes on or after the applicable Par Call Date at a redemption price equal to 100% of the principal amount of the series of Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

	Series	Par Call Date	Make-Whole spread
	2031 Notes	December 20, 2030	25 basis points
	2034 Notes	November 20, 2033	30 basis points

Trade Date:	February 15, 2024

Expected Settlement Date:	February 20, 2024 (T+2)

Expected Ratings:	Baa2 (Moody’s) / BBB+ (S&P) / BBB (Fitch)

CUSIP:	05526D BY0 for the 2031 Notes 05526D BZ7 for the 2034 Notes

ISIN:	US05526DBY04 for the 2031 Notes US05526DBZ78 for the 2034 Notes

Governing Law:	State of New York

Listing and Trading:
Application will be made to list each series of the Notes on the New York Stock Exchange. No assurance can be given that such application will be approved or that any of the Notes will be listed and, if listed, that such Notes will remain listed for the entire term of such Notes. Currently there is no active trading market for the Notes.

Joint Book-Running Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC Santander US Capital Markets LLC Wells Fargo Securities, LLC

Bookrunners:	BBVA Securities Inc. NatWest Markets Securities Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank
Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

It is expected that delivery of the Notes will be made against payment therefor on or about February 20, 2024, which will be two business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+2”).
Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the Financial Industry Regulatory Authority.
The Issuer and the Guarantors have filed a registration statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Issuer and the Guarantors have filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering of the Notes will arrange to send you the Prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, HSBC Securities (USA) Inc. toll-free at 1-866 811-8049, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Santander US Capital Markets LLC toll-free at 1-855-403-3636 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.
This Pricing Term Sheet is only being distributed to and is only directed at persons who are located outside the United Kingdom (the “UK”) or persons who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any Notes may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this Pricing Term Sheet, the recipient warrants and acknowledges that it is such a relevant person. The Notes are available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. No part of this Pricing Term Sheet should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the Issuer. The Notes are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.
Prohibition of sales to European Economic Area (“EEA”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”), or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Prohibition of sales to UK retail investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to, any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.